

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2025

Andrew Ahlborn
Chief Financial Officer
Ready Capital Corp
1251 Avenue of the Americas, 50th Floor
New York, NY 10020

   Re: Ready Capital Corp
   Form 10-K for the fiscal year ended December 31, 2024
   File No. 001-35808

Dear Andrew Ahlborn:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Real Estate & Construction